Exhibit 99.2

SANGOMA TECHNOLOGIES CORPORATION

Consolidated financial statements for

years ended June 30, 2022 and 2021

(in thousands of US Dollars)

100 Renfrew Drive, Suite 100,

Markham, Ontario,

Canada L3R 9R6

Sangoma Technologies Corporation

June 30, 2022 and 2021

Independent Auditor’s Report

To the Shareholders of Sangoma Technologies Corporation:

Opinion

We have audited the consolidated financial statements of Sangoma Technologies Corporation and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2022, June 30, 2021, and July 1, 2020, and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended June 30, 2022 and June 30, 2021, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at June 30, 2022, June 30, 2021, and July 1, 2020, and its consolidated financial performance and its consolidated cash flows for the years ended June 30, 2022 and June 30, 2021 in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter – Change in Accounting Policy

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its presentation currency from the Canadian dollar to the US dollar effective July 1, 2021. This change has been retrospectively applied. The statement of financial position as of July 1, 2020 has been included pursuant to the requirements of International Financial Reporting Standards.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Acquisition of NetFortris Corporation

Key Audit Matter Description

As described in Note 20(c) to the consolidated financial statements, on March 28, 2022, the Company completed its acquisition of NetFortris Corporation for a total purchase price of $64,820 (in thousands). The identifiable assets acquired and the liabilities assumed are measured at fair value as of the acquisition date. Where the net of the fair value of the assets acquired and liabilities assumed is less than the fair value of consideration transferred, the difference is accounted for as goodwill. In assessing fair value of the acquired assets, management used various valuation techniques involving significant judgement and subjectivity.

We considered this to be a key audit matter due to the complexity of the transaction, which included valuation of the acquired intangible assets. This resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence related to management’s estimates. As such, an increased extent of audit effort was required, which included the involvement of internal valuation specialists.

Audit Response

We responded to this matter by performing procedures over management’s valuation techniques in determining fair value of the acquired assets and in determining goodwill. Our audit work in relation to this included, but was not limited to, the following:

●	Analyzed the signed purchase agreement to obtain an understanding of the key terms and conditions and to identify the necessary accounting considerations.
●	Tested the mathematical accuracy of management’s valuation models and supporting calculations.
●	Evaluated the fair value of the consideration transferred including the fair value of common shares and consideration payable.
●	Evaluated the reasonableness of key assumptions in management’s models, including testing of historical financial results that were used as a basis for future projections.
●	Assessed the appropriateness of the disclosures relating to the assumptions used in the acquisition in the notes to the consolidated financial statements.
●	With the assistance of internal valuation specialists, evaluated the reasonableness of management’s model, through assessing the appropriateness of valuation models used and testing the significant assumptions and inputs by:
o	Comparing to externally available industry and economic trends;
o	Evaluating budgets and forecasts for future operations; and
o	Comparing against guideline companies within the same industry.

Impairment Analysis of Goodwill and Long-Lived Assets

Key Audit Matter Description

We draw attention to Notes 7, 8, 9 and 12 to the consolidated financial statements. The Company has recorded goodwill, property and equipment, right-of-use assets and intangibles assets of USD $428,626 (in thousands) as of June 30, 2022. The Company performs impairment testing for goodwill and long-lived assets on an annual basis or more frequently when there is an indication of impairment. An impairment is recognized if the carrying amount of an asset, or its cash generating unit (CGU), exceeds its estimated recoverable amount. The recoverable amount of an asset is the greater of its value-in-use and its fair value less costs to sell. In determining the estimated recoverable amounts, the Company’s significant assumptions include future cash flows based on expected operating results, long term growth rates, the revenue exit multiple, and the discount rate.

We considered this a key audit matter due to the significant judgment made by management in estimating the recoverable amount for goodwill and long-lived assets and a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s estimates. This resulted in an increased extent of audit effort, including the involvement of internal valuation specialists.

Audit Response

We responded to this matter by performing procedures over the impairment of goodwill and long-lived assets. Our audit work in relation to this included, but was not limited to, the following:

●	Tested management’s key assumptions, including performing a ‘retrospective review’ to compare management’s assumptions in the prior year expected future cash flows to the actual results to assess the accuracy of the Company’s budgeting process.
●	Evaluated the reasonableness of key assumptions in the impairment model, including future cash flows based on expected operating results, long-term growth rates, the revenue exit multiple, and the discount rate.
●	Tested the mathematical accuracy of management’s impairment model and supporting calculations.
●	Assessed the appropriateness of the disclosures relating to the assumptions used in the impairment assessment in the notes to the consolidated financial statements.
●	With the assistance of internal valuation specialists, evaluated the reasonableness of the Company’s impairment model, which included:
o	Evaluating the reasonableness of the discount rate and revenue exit multiple by comparing the Company’s weighted average cost of capital and revenue exit multiple against publicly available market data;
o	Developing a range of independent estimates and comparing those to the discount rate selected by management; and
o	Performing a sensitivity analysis of the recoverable amount of the CGU by varying the weighted average cost of capital and the revenue exit multiple.

Other Information

Management is responsible for the other information. The other information comprises:

●	Management’s Discussion and Analysis; and
●	The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report on Form 40-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis and the Annual Report on Form 40-F prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Ajmer Singh Sran.

/s/ MNP LLP

Toronto, Ontario	Chartered Professional Accountants
September 26, 2022	Licensed Public Accountants

Sangoma Technologies Corporation

Consolidated statements of financial position

As at June 30, 2022, June 30, 2021 and July 1,2020

(in thousands of US dollars, except per share data)

	June 30,	June 30,	July 1,
	2022	2021	2020
	$	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	12,702	22,096	19,995
Trade and other receivables (Note 4, 20)	23,943	14,734	8,244
Inventories (Note 6)	17,426	11,820	9,278
Income tax receivable	—	663	—
Contract assets	1,225	740	474
Derivative assets (Note 15)	1,348	—	—
Other current assets	4,364	3,296	1,749
	61,008	53,349	39,740
Non-current assets
Property and equipment (Note 7)	10,274	7,653	2,202
Right-of-use assets (Note 8)	16,974	13,530	11,872
Intangible assets (Note 9)	191,369	193,978	36,841
Development costs (Note 10)	2,861	1,533	1,800
Deferred income tax assets (Note 11)	2,762	2,052	3,880
Goodwill (Note 12)	210,009	267,398	32,296
Contract assets	2,567	854	320
Other non-current assets	709	—	—
	498,533	540,347	128,951

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 4)	28,568	22,360	10,411
Provisions (Note 13)	200	442	486
Sales tax payable	5,895	1,319	593
Income tax payable	1,885	—	1,934
Consideration payable (Note 14)	8,986	2,336	—
Operating facility and loans (Note 15)	17,700	14,550	12,400
Contract liabilities (Note 16)	11,580	11,412	7,905
Derivative liabilities (Note 15)	—	333	585
Lease obligations on right-of-use assets (Note 8)	3,592	2,421	2,166
	78,406	55,173	36,480
Long term liabilities
Consideration payable (Note 14)	3,782	6,766	—
Operating facility and loans (Note 15)	86,925	60,413	24,650
Contract liabilities (Note 16)	3,487	4,342	2,915
Non-current lease obligations on right-of-use assets (Note 8)	14,397	11,821	10,032
Deferred income tax liabilities (Note 11)	16,657	24,761	—
Other non-current liabilities	1,071	917	—
	204,725	164,193	74,077
Shareholders’ equity
Share capital	203,032	172,462	47,423
Shares to be issued	179,132	192,102	—
Contributed surplus	15,055	5,393	1,788
Accumulated other comprehensive income (loss)	839	(333)	(585)
Retained earnings (deficit)	(104,250)	6,530	6,248
	293,808	376,154	54,874
	498,533	540,347	128,951

Approved by the Board
(Signed)	Al Guarino	Director
(Signed)	Allan Brett	Director

The accompanying notes are an integral part of these consolidated financial statements. The comparative periods have been retrospectively adjusted to reflect the change in presentation currency from Canadian dollars to US dollars (Note 2).

Sangoma Technologies Corporation

Consolidated statements of income (loss) and comprehensive income (loss)

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

	2022	2021
	$	$

Revenue (Note 19)	224,352	131,383
Cost of sales	67,464	41,938
Gross profit	156,888	89,445

Expenses
Sales and marketing	53,057	24,615
Research and development	34,158	21,438
General and administration	75,199	37,722
Foreign currency exchange (gain) loss	358	(343)
	162,772	83,432
Income (loss) before interest expense (net), business integration costs, exchange listing expense, gain on change in fair value of consideration payable, business acquisition costs, goodwill impairment and income taxes	(5,884)	6,013

Interest expense (net) (Notes 4, 8, 14, 15)	3,863	1,908
Business acquisition costs (Note 20)	2,939	3,888
Business integration costs	1,222	—
Exchange listing expense	1,051	—
Gain on change in fair value of consideration payable (Note 14)	(2,254)	(4,167)
Goodwill impairment (Note 12)	91,685	—
	98,506	1,629

Income (loss) before income tax	(104,390)	4,384
Provision for income taxes
Current (Note 11)	3,980	1,935
Deferred (Note 11)	2,410	2,167
Net income (loss)	(110,780)	282

Other comprehensive income (loss)
Items to be reclassified to net income (loss)
Change in fair value of interest rate swaps, net of tax (Note 15)	1,172	252
Comprehensive income (loss)	(109,608)	534

Earnings (loss) per share
Basic (Note 17(iii))	$(3.520)	$0.010
Diluted (Note 17(iii))	$(3.520)	$0.010

Weighted average number of shares outstanding (Note 17(iii))
Basic	31,475,255	28,944,216
Diluted	31,475,255	29,182,433

The accompanying notes are an integral part of these consolidated financial statements. The comparative periods have been retrospectively adjusted to reflect the change in presentation currency from Canadian dollars to US dollars (Note 2).

Sangoma Technologies Corporation

Consolidated statements of changes in shareholders’ equity

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

	Number of		Shares		Accumulated other		Total
	common	Share	to be	Contributed	comprehensive	Retained	shareholders’
	shares	capital	issued	surplus	income (loss)	earnings (deficit)	equity
		$	$	$	$	$	$
Balance, July 1, 2020	10,869,676	47,423	—	1,788	(585)	6,248	54,874

Net income	—	—	—	—	—	282	282
Change in fair value of interest rate swaps, net of tax (Note 15)	—	—	—	—	252	—	252
Common shares reserved for issuance related to business combination (Note 20)	—	—	192,102	—	—	—	192,102
Common shares issued for transaction cost payment (Note 17(i))	18,456	330	—	—	—	—	330
Common shares issued through business combination (Note20)	3,018,685	66,873	—	—	—	—	66,873
Common shares issued through short form prospectus, net of costs (Note 17(i))	5,000,857	56,295	—	—	—	—	56,295
Deferred tax benefit on share issuance costs (Note 11)	—	1,160	—	—	—	—	1,160
Common shares issued for options exercised (Note 17(i))	113,968	381	—	(153)	—	—	228
Share-based compensation expense (Note 17(ii))	—	—	—	3,758	—	—	3,758
Balance, June 30, 2021	19,021,642	172,462	192,102	5,393	(333)	6,530	376,154

Net loss	—	—	—	—	—	(110,780)	(110,780)
Change in fair value of interest rate swaps, net of tax (Note 15)	—	—	—	—	1,172	—	1,172
Common shares issued through business combination (Note 17(i), 20)	1,494,536	16,801	—	—	—	—	16,801
Common shares issued as instalment for shares to be issued (Note 17(i))	857,142	12,970	(12,970)				—
Common shares issued for options exercised (Note 17(i))	66,340	799	—	(267)	—	—	532
Rounding of fractional shares after share consolidation (Note 2(xxi))	(28)	—	—	—	—	—	—
Share-based compensation expense (Note 17(ii))	—	—	—	9,929	—	—	9,929
Balance, June 30, 2022	21,439,632	203,032	179,132	15,055	839	(104,250)	293,808

The accompanying notes are an integral part of these consolidated financial statements. The comparative periods have been retrospectively adjusted to reflect the change in presentation currency from Canadian dollars to US dollars (Note 2).

Sangoma Technologies Corporation

Consolidated statements of cash flows

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

	2022	2021
Operating activities	$	$
Net income (loss)	(110,780)	282
Adjustments for:
Depreciation of property and equipment (Note 7)	3,153	884
Depreciation of right-of-use assets (Note 8)	3,308	2,513
Amortization of intangible assets (Note 9)	31,609	12,063
Amortization of development costs (Note 10)	1,281	1,370
Income tax expense (Note 11)	6,390	4,102
Income tax paid	(2,752)	(3,088)
Income tax refunds	1,197	478
Share-based compensation expense (Note 17(ii))	9,929	3,758
Interest on obligation on right-of-use assets (Note 8)	442	374
Unrealized foreign exchange gain (loss)	174	(1,012)
Goodwill Impairment (Note 12)	91,685	—
Accretion expense (Note 14)	798	—
Gain on lease modification (Note 8)	(105)	—
Loss on disposal of property and equipment (Note 7)	266	133
Gain on change in fair value of consideration payable (Note 14)	(2,254)	(4,167)
Changes in working capital
Trade receivables	1,555	(928)
Inventories	(5,190)	(1,094)
Contract assets	(2,198)	(800)
Other assets	(611)	(51)
Sales tax payable	(930)	726
Accounts payable and accrued liabilities	(3,234)	3,624
Provisions	(242)	(44)
Other non current liabilites	(81)	(8)
Contract liabilities	(2,353)	(598)
Net cash flows from operating activities	21,057	18,517
Investing activities
Purchase of property and equipment (Note 7)	(1,868)	(1,133)
Development costs (Note 10)	(3,237)	(1,551)
Business combinations, net of cash and cash equivalents acquired (Note 20)	(50,712)	(105,562)
Net cash flows used in investing activities	(55,817)	(108,246)
Financing activities
Proceeds from operating facility and loan (Note 15)	45,000	52,500
Repayments of operating facility and loan (Note 15)	(15,338)	(14,588)
Repayment of right-of-use lease obligation (Note 8)	(3,407)	(2,605)
Payment of consideration payable (Note 14)	(1,421)	—
Issuance of common shares through short form prospectus, net (Note 17(i))	—	56,295
Issuance of common shares for stock options exercised (Note 17(i))	532	228
Net cash flows from financing activities	25,366	91,830

(Decrease) Increase in cash and cash equivalents	(9,394)	2,101
Cash and cash equivalents, beginning of the year	22,096	19,995
Cash and cash equivalents, end of the year	12,702	22,096

The accompanying notes are an integral part of these consolidated financial statements. The comparative periods have been retrospectively adjusted to reflect the change in presentation currency from Canadian dollars to US dollars (Note 2).

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

1.	General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company’s shares were traded on the TSX Venture Exchange under the symbol STC until November 1, 2021, at which point the Company’s shares commenced trading on the TSX. In conjunction with listing on the TSX, the Company’s shares were delisted from the TSX Venture Exchange. The Company’s shares commenced trading on NASDAQ on December 16, 2021. The Company was incorporated in Canada, its legal name is Sangoma Technologies Corporation and its primary operating subsidiaries for fiscal 2022 are Sangoma Technologies Inc., Sangoma US Inc., VoIP Supply LLC, Digium Inc., VoIP Innovations LLC, Star2Star Communications LLC, and NetFortris Corporation.

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators in over 150 countries rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is 100 Renfrew Dr., Suite 100, Markham, Ontario, L3R 9R6 and the Company operates in multiple jurisdictions.

2.Significant accounting policies

(i)	Statement of compliance and basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These audited consolidated financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2021, except for the change in presentation currency of the Company from Canadian dollars to US dollars described below.

(ii)	Change in presentation currency of the Company

Effective July 1, 2021, the Company elected to change the presentation currency in its consolidated financial statements from Canadian dollars to US dollars, which was applied on a retrospective basis.

A change in presentation currency represents a change in accounting policy in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Company has retrospectively applied the change to its comparative information for the fiscal year ended June 30, 2021 and presented an opening balance sheet as at July 1, 2020 by removing the translation adjustments applied in prior year’s consolidated financial statements and reverting to present the amounts and balances in their US dollar functional currency.

It should be noted that the functional currencies of the Company’s primary economic environments in which underlying businesses operate remain unchanged and that foreign exchange exposures will therefore be unaffected by the change, albeit that the effects of such exposures will be presented in US dollars. All other accounting policies remain consistent with those adopted in the audited consolidated financial statements for the year ended June 30, 2021.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

2.Significant accounting policies (continued)

(iii)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Sangoma Technologies Inc. (Canada), Sangoma US Inc. (United States), Sangoma Technologies US Inc. (United States), VoIP Supply LLC (United States), Digium Inc. (United States), Digium Cloud Services LLC (United States), Sangoma Technologies Ltd. (Ireland), Sangoma HK Ltd. (Hong Kong), Sangoma Technologies Private Limited (India), VoIP Innovations LLC (United States), Vocally LLC (United States), Trybe Labs LLC (United States), .e4 LLC (United States), StarBlue Inc. (United States), Star2Star Communications LLC (United States), NetFortris Acquisition Company Inc. (United States), NetFortris Corporation (United States), NetFortris Inc. (Philippines), NetFortris Operating Co. Inc. (United States), Fonality Inc. (United States), and Fonality Pty Ltd. (Australia).

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

(iv)	Financial instruments

Non-Derivative Financial Assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Classification and subsequent measurement

On initial recognition, financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

2.Significant accounting policies (continued)

(iv)	Financial instruments (continued)

Non-Derivative Financial Assets (continued)

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash and cash equivalents, trade receivables, contract assets and other current assets.
●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.
●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets mandatorily measured at fair value through profit or loss.
●	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

Classification and subsequent measurement

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

2.Significant accounting policies (continued)

(iv)	Financial instruments (continued)

Non-Derivative Financial Assets (continued)

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants.

For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position as a deduction from the gross carrying amount of the financial asset. Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

2.Significant accounting policies (continued)

(iv)	Financial instruments (continued)

Non-Derivative Financial Liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Derivative Financial Liabilities

The Company holds interest rate swaps to hedge its interest rate risk exposures on the variable-interest credit arrangement. At the inception of the hedging relationship, there is formal designation and documentation prepared by the Company of the hedging relationship between the hedging instruments and hedged items and the risk management objective and strategy for undertaking the hedge including how the Company will assess whether the hedging relationship meets the hedge effectiveness requirements. The Company assesses at the inception of the hedging relationship, and on ongoing basis, whether the hedging relationship meets the hedge effectiveness requirements.

Recognition and initial measurement

The Company recognizes interest rate swaps at fair value initially; attributable transaction costs are recognized in comprehensive income (loss) as incurred.

Classification and subsequent measurement

Subsequent to initial recognition, interest rate swaps are measured at fair value and the effective portion of changes in fair value of the derivative that is designated and meets the definition of the hedge is recognized in accumulated other comprehensive income (loss). The amount recognized in other comprehensive income (loss) is removed and included in earnings in the same period as the hedged cash flows affect earnings under the same line item in the consolidated statements of comprehensive income (loss) as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in earnings.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

2.	Significant accounting policies (continued)
(v)	Inventories

Parts and finished goods are stated at the lower of cost and net realizable value. Inventory cost includes all expenses directly attributable to the manufacturing process, which include the cost of materials and labor, as well as suitable portions of related production overheads, based on normal operating capacity. Costs of ordinary interchangeable items are assigned using weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business less any applicable selling expenses.

(vi)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of income (loss) and comprehensive income (loss) during the period in which they are incurred.

Depreciation is calculated on a straight-line basis for all classes of property and equipment over their useful life as outlined below:

Leasehold improvements, tradeshow equipment, software and books	5 years
Office furniture and computer equipment	3 -5 years
Stockroom and production equipment	5 -7 years

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted, if required.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statements of income (loss) and comprehensive income (loss).

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

2.	Significant accounting policies (continued)
(vii)	Leases

At commencement of the contract, the Company evaluates if the contract is a lease based on whether the contract conveys the right to control the use of a specific asset for a period of time in exchange for a consideration. To determine whether the contract results in right of control, the Company assesses whether it has both the right to direct the identified asset’s use and to obtain substantially all the economic benefits from that use.

Once the Company has determined that the contract conveys the right to control the use of the asset, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date.

The asset is initially measured at cost which comprises of the lease liability, lease payments made at or before the commencement date less any lease incentives. Subsequently the asset is measured at net carrying value, which is cost less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the future lease payments discounted using the Company’s incremental borrowing rate as the discount rate. Subsequently, the lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

The Company applies recognition exemptions for short-term leases (leases with term less than 12 months) and low-dollar value leases.

The Company leases properties which make up the entire right-of-use asset and lease liability balances.

(viii) Intangible assets

Intangible assets with finite lives that are acquired separately are measured on initial recognition at cost, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, such intangible assets are carried at cost less any accumulated amortization on a straight-line basis over the following periods:

Purchased technology	6 -10 years
Customer relationship	3 -10 years
Brand	6 -10 years
Other purchased intangibles	3 - 10 years

Amortization expense is included in the consolidated statements of income (loss) and comprehensive income (loss) in general and administration expense.

The estimated useful life and amortization method are reviewed annually, with the effect of any change in estimate being accounted for on a prospective basis. These assets are subject to impairment testing as described below in Note 2(xix).

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

2.	Significant accounting policies (continued)
(ix)	Revenue

The Company determines revenue recognition through the following steps: a) identification of the contract with a customer; b) identification of the performance obligations in the contract; c) determination of the transaction price; d) allocation of the transaction price for the performance obligations in the contract; and e) recognition of revenue when the Company satisfies a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration receivable in exchange for those goods or services, net of discounts and sales taxes.

Contracts with multiple products or services

Typically, the Company enters into contracts that contain multiple products and services such as right to use and right to access software licenses, hosted software-as-a-service, maintenance and support, and professional services. The Company evaluates these arrangements to determine the appropriate unit of accounting (performance obligation) for revenue recognition purposes based on whether the product or service is distinct from some or all of the other products or services in the arrangement. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer.

Non-distinct products and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation.

Where a contract consists of more than one performance obligation, revenue is allocated to each performance obligation based on their estimated standalone selling price (“SSP”).

The Company recognizes revenue when the transfer of control of the promised products or services has occurred to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue from the sale of software products is recognized when the product is shipped and received by the customer, and depending on the delivery conditions, title and risk have passed to the customer. Revenues from installation and training relating to the sale of software products are recognized as the services are performed. Software support and maintenance revenue is recognized over the term of the maintenance agreement. Revenue from the Company’s hosted software-as-a-service (“SaaS”) application are recognized as services are provided. The Company defers revenues that have been billed but which do not meet the revenue recognition criteria. Cash received in advance of revenue being recognized is classified as contract liabilities (unearned revenues).

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

2.	Significant accounting policies (continued)
(ix)	Revenue (continued)

The Company recognizes an asset (contract assets) for the incremental costs of obtaining a contract with a customer if it expects the costs to be recoverable and has determined that such costs meet the requirements to be capitalized. Capitalized contract acquisition costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. The amortization period includes specifically identifiable contract renewals where there is no substantive commission paid on renewals. The expected customer renewal period is estimated based over the life of the intellectual property, including expected software upgrades by the customer. The Company does not capitalize incremental costs of obtaining contracts if the amortization period is one year or less. As at June 30, 2022, the Company has $1,225 (June 30, 2021 - $740 and July 1, 2020 - $474) as current contract assets and $2,567 (June 30, 2021 - $854 and July 1, 2020 - $320) as long term contract assets in the consolidated statements of financial position.

(x)	Cost of sales

Cost of product sales includes the cost of finished goods inventory and costs related to shipping and handling. Cost of service sales include cost of delivery of service, third party carrier charges, data center and software licenses.

(xi)	Foreign currency

Since July 1, 2020, the Company and all of its significant wholly-owned operating subsidiaries are measured in US dollar as the functional currency. The US dollar translated amounts of non-monetary assets and liabilities as at July 1, 2020 became the historical accounting basis for those assets and liabilities at July 1, 2020. Transactions in currencies other than USD are initially recorded in the US dollar by applying the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in other than US dollar are revaluated at the foreign exchange rate at the reporting date. Foreign exchange differences arising on translation are recognized in the consolidated statement of income (loss) and comprehensive income (loss). As both functional currency and presentation currency are US dollar, there is no further need to translate for presentation.

Assets and liabilities of subsidiaries having a functional currency other than the US dollar are translated at the rate of exchange at the reporting period end date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in the accumulated other comprehensive income (loss) included in shareholders’ equity. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the reporting period date. Gains and losses on translation of monetary items are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

(xii)	Interest income

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on the basis of time that has passed, by reference to the principal outstanding and at the effective interest rate applicable.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

2.	Significant accounting policies (continued)

(xiii) Share-based payments

The Company grants stock options to its employees. Stock options vest over and expire after various periods of time. The general vesting policy is 25% of the options vest on the first anniversary of the grant and the remainder vest in equal amounts every 3 months thereafter until the fourth anniversary of the commencement date. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. During the year ended June 30, 2022, performance-based options were issued to an executive of the Company and these options were valued using a Monte Carlo simulation methodology. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in Note 17(ii).

Share-based compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

(xiv) Income taxes and deferred taxes

The income tax provision comprises current and deferred tax. Income tax is recognized in the consolidated statements of income (loss) and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the asset is realized or liability is settled. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income (loss) against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized.

The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

(xv)	Research and development expenditures

The Company qualifies for certain investment tax credits related to its research and development activities in Canada. Research costs are expensed as incurred and are reduced by related investment tax credits, which are recognized when it is probable that they will be realized.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

2.	Significant accounting policies (continued)
(xv)	Research and development expenditures (continued)

Costs that are directly attributable to the development phase of identified new products are recognized as intangible assets and amortized over a useful life of three years provided they meet the following recognition requirements:

●	Completion of the intangible asset is technically feasible so that it will be available for use or sale.
●	The Company intends to complete the intangible asset and use or sell it and also has the ability to use or sell it.
●	The intangible asset will generate probable future economic benefits. Among other things, this requires that there is a market for the output from the intangible asset or for the intangible asset itself, or, if it is to be used internally, the asset will be used in generating such benefits.
●	There are adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
●	The expenditure attributable to the intangible asset during its development can be measured reliably.

Development costs not meeting these criteria for capitalization are expensed as incurred.

Directly attributable costs include employee costs incurred on software development along with an appropriate portion of relevant overheads and borrowing costs (if any). Internally generated software development costs recognized as intangible assets are subject to the same subsequent measurement method as externally acquired software licenses. These assets are subject to impairment testing as described below in Note 2(xix).

Any gain or loss arising on the disposal of an intangible asset is determined as the difference between the proceeds and the carrying amount of the asset and is recognized in profit or loss within “other income” or “other expenses”.

(xvi) Foreign currency hedging

The Company enters into forward foreign currency exchange contracts to hedge the cash flow risk associated with forecasted transactions in foreign currencies and foreign-currency denominated balances. The Company does not enter into derivative contracts for speculative purposes. The contracts, which have not been designated as hedges for accounting purposes, are marked to market each period. The resulting gain or loss is recorded as foreign currency exchange (gain) loss on the consolidated statements of income (loss) and comprehensive income (loss). The Company does not hold any forward foreign currency exchange contracts as at June 30, 2022, June 30, 2021 or July 1, 2020.

(xvii) Investment tax credits

Investment tax credits (“ITCs”) are recognized where there is reasonable assurance that the ITCs will be received, and all attached conditions will be complied with. When the ITCs relates to an expense item, it is netted against the related expense. Where the ITCs relates to an asset, it reduces the carrying amount of the asset. The ITCs are then recognized as income over the useful life of a depreciable asset by way of a reduced depreciation charge. The Company is actively engaged in scientific research and development (“R&D”) and, accordingly, has previously filed for ITC refunds under both the Canadian federal and Ontario provincial Scientific Research and Experimental Development (“SR&ED”) tax incentive programs. The ITCs recorded in the accounts are based on management’s interpretation of the Income Tax Act of Canada, provisions which govern the eligibility of R&D costs. The claims are subject to review by the Canada Revenue Agency and the Minister of Revenue for Ontario before the refunds can be released.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

2.Significant accounting policies (continued)

(xviii) Goodwill

Goodwill represents the excess of the acquisition cost in a business combination over the fair value of the Company’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses.

(xix) Impairment testing of goodwill and long-lived assets

For purposes of assessing impairment under IFRS, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating unit). The Company has one cash generating unit and intangible assets not yet available for use are tested for impairment at least annually. All other long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell or value-in-use. To determine the value-in-use, management estimates expected future cash flows from the cash-generating unit and determines a suitable pre-tax discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Company’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors have been determined for the cash-generating unit and reflect its risk profile as assessed by management.

Impairment losses for the cash-generating unit reduce first the carrying amount of any goodwill allocated to that cash-generating unit, with any remaining impairment loss charged pro rata to the other assets in the cash-generating unit. In allocating an impairment loss, the Company does not reduce the carrying amount of an asset below the highest of its fair value less costs of disposal or its value in use and zero. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the assets’ recoverable amount exceeds its carrying amount only to the extent of the new carrying amount does not exceed the carrying value of the asset had it not originally been impaired.

(xx) Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Where material, provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

2.	Significant accounting policies (continued)

(xxi) Earnings per share

Basic earnings per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similarly to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive, as well as shares to be issued as part of the acquisition as described in Note 20. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

Share consolidation (reverse stock split)

On November 2, 2021, the Company implemented a consolidation of its outstanding Common Shares (the “reverse stock split”) on the basis of one new Common Share for every seven currently outstanding Common Shares (the “Consolidation Ratio”). At the special meeting of the Company’s shareholders held on September 23, 2021, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding common shares of the Company on the basis of a consolidation ratio of up to 20 pre-consolidation common shares for one post-consolidation common share. The Board of Directors selected a share consolidation ratio of seven pre-consolidation common shares for one post-consolidation common share. The Company’s common shares began trading on the TSX on a post-consolidation basis under the Company’s existing trade symbol “STC” on November 8, 2021. In accordance with IFRS, the change has been applied retrospectively.

The reverse stock split did not cause an adjustment to the par value or the authorized shares of the common stock. As a result of the reverse stock split, the Company further adjusted the share amounts and exercise prices under its option plans and outstanding options.

IAS 33 Earnings per Share (paragraph 64) requires retrospective adjustment of earnings per share for a reverse stock split that occurs subsequent to the balance sheet date but before the date of authorization of the consolidated financial statements. As a result, all disclosures of common shares, per common share data and data related to options in the accompanying consolidated financial statements and related notes reflect this reverse stock split for all years presented.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

2.Significant accounting policies (continued)

(xxii) Business combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value as of the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustment to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred. When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

3.Significant accounting judgments, estimates and uncertainties

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

In December 2019, there was a global outbreak of coronavirus, identified as “COVID-19”, which has had a significant impact on businesses through the restrictions put in place by the national, provincial and municipal governments around the world regarding travel, business operations and isolation and quarantine orders. At the commencement of the COVID-19 outbreak, the Company was designated as an essential business in many of the jurisdictions in which it operates and continued to receive shipments and make deliveries to customers around the world throughout fiscal year 2021 and 2022. There continues to be uncertainty regarding the full impact, duration and pace of recovery from the COVID-19 pandemic on the Company’s operations and markets, due to the evolving nature of the virus and the global economic slowdown (including varied governmental responses which may affect the Company’s business and prospects). Despite these uncertainties, the Company believes it is well equipped to handle the uncertainty and has taken several proactive steps in an attempt to better manage the challenges of the COVID-19 pandemic including potential future impact on the Company’s assets, cash flows and liquidity, operations and financial reporting.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

3.Significant accounting judgments, estimates and uncertainties (continued)

Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of long-lived assets, business combinations, income taxes, estimated useful life of long-lived assets, internally generated development costs, the fair value of share-based payments, provision for expected credit losses, inventory obsolescence, investment tax credits receivable, warranty provision, sales returns and allowances provision, and stock rotation provision. These estimates and judgments are further discussed below:

(i)	Goodwill impairment testing and recoverability of long-lived assets

Goodwill and long-lived assets are reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value to its recoverable amount. The recoverable amounts of the cash-generating unit was estimated based on an assessment of value in use using a discounted cash flow approach and fair value less costs to sell. The approach uses cash flow projections based upon a financial forecast approved by management, covering a four-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate for value in use impairment analysis. Cash flows for the terminal period for fair value less costs to sell impairment analysis is determined using an exit multiple. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(ii)	Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. All acquisitions have been accounted for using the acquisition method.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

(iii)	Income taxes

At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

3.Significant accounting judgments, estimates and uncertainties (continued)

(iii)	Income taxes (continued)

The Company’s effective income tax rate can vary significantly period-to-period for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized.

(iv)	Estimated useful lives of long-lived assets

Management reviews useful lives of depreciable assets at each reporting date. Management assessed that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence, particularly relating to software and information technology equipment.

(v)	Internally generated development costs

Management monitors the progress of internal research and development projects and uses judgment to distinguish research from the development phase. Expenditures during the research phase are expensed as incurred. Development costs are recognized as an intangible asset when the Company can demonstrate certain criteria listed in Note 2(xv). Otherwise, research and development costs are expensed as incurred.

(vi)	Fair value of share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model and Monte Carlo simulation which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of the options. The Company has a significant number of options outstanding and expects to continue to make grants.

(vii)	Provision for expected credit losses (“ECLs”)

The Company is exposed to credit risk associated with its trade receivables. This risk is reduced by having customers’ trade receivables insured by Export Development Canada (“EDC”) wherever possible. Management reviews the trade receivables at each reporting date in accordance with IFRS 9. The ECL model requires considerable judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. IFRS 9 outlines a three-stage approach to recognizing ECLs which is intended to reflect the increase in credit risks of a financial instrument based on 1) 12-month expected credit losses or 2) lifetime expected credit losses. The Company measures provision for ECLs at an amount equal to lifetime ECLs.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

3.	Significant accounting judgments, estimates and uncertainties (continued)

(viii) Inventory obsolescence

Inventory consists of parts and finished goods recorded at the lower of cost and net realizable value. Inventory represents a significant portion of the asset base of the Company and its value is reviewed at each reporting period. Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage or slow movement. Actual net realizable value can vary from the estimated provision.

(ix) Investment tax credits receivable

Investment tax credits are recorded based on management’s estimate that all conditions attached to its receipt have been met. The Company has significant investment tax credits receivable and expects to continue to apply for future tax credits as their research and development activities remain applicable. Therefore, the estimates related to the recoverability of these investment tax credits are important to the Company’s financial position.

(x)	Warranty provision

The warranty provision represents management’s best estimate of costs of product warranties at the time the product is installed or delivered. Therefore, the estimates and assumptions related to costs of repairs and/or replacement costs to correct product failures impact the Company’s financial position.

(xi)	Sales returns and allowances provision

The sales returns and allowances provision represent management’s best estimate of the value of the products sold in the current financial year that may be returned in a future year.

(xii)	Stock rotation provision

The stock rotation provision represents management’s best estimate of the value of the products sold in the current financial year that may be rotated in a future year.

(xiii) Fair value of interest rate swaps

The estimated fair values of derivative instruments resulting in financial assets and liabilities, by their very nature, are subject to measurement uncertainty. The Company determines the fair value of interest rate swaps based on the present value of projected future cash flows using the implied zero-coupon forward swap yield curve. The change in the difference between the discounted cash flow streams for the hedged item and the hedging item is deemed to be hedge ineffectiveness and is recorded in the consolidated statements of income (loss) and comprehensive income (loss). The fair value of the interest rate swap is based on forward yield curves, which are observable inputs provided by banks and available in other public data sources and are classified within Level 2.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

4.Financial instruments

The fair values of the cash and cash equivalents, trade and other receivables, derivative assets, contract assets, other current assets, accounts payable and accrued liabilities, consideration payable and derivative liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments or as these financial instruments are fair valued at each reporting period. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate.

Cash and cash equivalents are comprised of:

	June 30,	June 30,	July 1,
	2022	2021	2020
	$	$	$
Cash at bank and on hand	12,702	22,096	19,995

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at June 30, 2022, June 30, 2021, and July 1, 2020, the Company had no cash equivalents.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	2022	2021
	$	$
Interest income	(12)	(38)
Interest expense (Note 15)	2,635	1,572
Accretion expense (Notes 8, 14)	1,240	374
Interest expense (net)	3,863	1,908

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Where possible, the Company uses an insurance policy with Export Development Canada (“EDC”) for its trade receivables to manage this risk and minimize any exposure.

	June 30,	June 30,	July 1,
	2022	2021	2020
	$	$	$
Trade receivables	16,045	14,734	8,244
Receivable related to working capital adjustment (Note 20)	7,898	—	—
Trade and other receivables	23,943	14,734	8,244

During the year ended June 30, 2022, receivable related to working capital adjustment of $1,044 was settled. Following the settlement, the remaining balance as at June 30, 2022 was $7,898.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

4.Financial instruments (continued)

Credit risk (continued)

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

	June 30,	June 30,	July 1,
	2022	2021	2020
	$	$	$
Trade receivables aging:
0-30 days	12,809	11,692	6,834
31-90 days	2,541	2,787	1,349
Greater than 90 days	2,976	1,351	493
	18,326	15,830	8,676
Expected credit loss provision	(2,281)	(1,096)	(432)
	16,045	14,734	8,244

The movement in the provision for expected credit losses can be reconciled as follows:

	June 30,	June 30,	July 1,
	2022	2021	2020
	$	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(1,096)	(432)	(220)
Net change in expected credit loss provision during the year	(1,185)	(664)	(212)
Expected credit loss provision, ending balance	(2,281)	(1,096)	(432)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate. The provision matrix below shows the expected credit loss rate for each aging category of trade receivables.

	June 30, 2022
			Over 30
		Up to 30 days	days past	Over 90 days
	Total	past due	due	past due
Default rates		2.02%	7.79%	61.29%
Trade receivables	$18,326	$12,809	$2,541	$2,976
Expected credit loss provision	$2,281	$259	$198	$1,824

	June 30, 2021

			Over 30
		Up to 30 days	days past	Over 90 days
	Total	past due	due	past due
Default rates		1.80%	16.81%	30.76%
Trade receivables	$15,830	$11,692	$2,787	$1,351
Expected credit loss provision	$1,096	$211	$468	$417

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

4.Financial instruments (continued)

Credit risk (continued)

				July 1, 2020
			Over 30
		Up to 30 days	days past	Over 90 days
	Total	past due	due	past due

Default rates		1.68%	5.39%	49.58%
Trade receivables	$8,676	$6,834	$1,349	$493
Expected credit loss provision	$432	$115	$73	$244

The Company also has a receivable associated with the acquisition of NetFortris in the amount of $7,907.

Substantially all of the Company’s cash and cash equivalents are held with major Canadian or US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at June 30, 2022:

	For the year ended
	June 30,	June 30,	June 30,	June 30,
	2023	2024	2025	2026	Thereafter	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	28,568	—	—	—	—	28,568
Sales tax payable	5,895	—	—	—	—	5,895
Consideration payable	9,473	1,399	1,116	1,116	465	13,569
Operating facility and loans	17,700	17,700	19,875	22,050	27,300	104,625
Lease obligations on right of use assets	4,075	3,153	3,091	2,310	7,354	19,983
Other non-current liabilities	—	—	—	—	1,071	1,071
	65,711	22,252	24,082	25,476	36,190	173,711

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

4.Financial instruments (continued)

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Canadian dollars (CAD), Euros (EUR), and Great British Pounds (GBP), Hong Kong dollars (HKD), Indian Rupees (INR), Philippine Peso (PHP), Australian Dollar (AUD)) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities, and operating facility and loans. As at June 30, 2022, a 10% depreciation or appreciation of the CAD, EUR, GBP, HKD, INR, PHP, and AUD currencies against the U.S. dollar would have resulted in an approximate $59 (June 30, 2021 - $89) increase or decrease, respectively, in total comprehensive income (loss).

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 15) which bears interest at a floating rate. As at June 30, 2022, a change in the interest rate of 1% per annum would have an impact of approximately $522 (June 30, 2021 - $626) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 15) to manage the exposure to changes in LIBOR-rate based interest rate. The fair value of the interest rate swaps was estimated based on the present value of projected future cash flows using the LIBOR forward rate curve. The model used to value the interest rate swaps included inputs of readily observable market data, a Level 2 input. As described in detail in Note 15, the fair value of the interest rate swaps was an asset of $1,348 on June 30, 2022 (June 30, 2021 and July 1, 2020 was a liability of $333 and $585, respectively).

5.Capital management

The Company’s objectives in managing capital are to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the year and apart from the financial covenants as discussed in Note 9, the Company is not subject to any other capital requirements imposed by external parties.

6.Inventories

Inventories recognized in the consolidated statements of financial position are comprised of:

	June 30,	June 30,	July 1,
	2022	2021	2020
	$	$	$
Finished goods	13,190	8,423	6,150
Parts	5,155	3,902	3,379
	18,345	12,325	9,529
Provision for obsolescence	(919)	(505)	(251)
Net inventory carrying value	17,426	11,820	9,278

During the year ended June 30, 2022, inventories in the amount of $42,585 (2021 - $31,685) were included in cost of sales.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

7.Property and equipment

	Office furniture		Stockroom
	and computer	Software and	and production	Tradeshow	Leasehold
	equipment	books	equipment	equipment	improvements	Total
Cost	$	$	$	$	$	$
Balance at July 1, 2020	1,989	413	1,291	47	322	4,062
Additions through business combinations (Note 20)	473	—	4,862	—	—	5,335
Additions	867	4	235	—	27	1,133
Disposals	—	—	(133)	—	—	(133)
Balance at June 30, 2021	3,329	417	6,255	47	349	10,397
Additions through business combination (Note 20)	540	2	3,619	—	11	4,172
Additions	893	41	807	—	126	1,867
Disposals	(25)	(2)	(231)	—	(10)	(268)
Balance at June 30, 2022	4,737	458	10,450	47	476	16,168

Accumulated depreciation
Balance at July 1, 2020	996	224	492	39	109	1,860
Depreciation expense	376	90	380	2	36	884
Balance at June 30, 2021	1,372	314	872	41	145	2,744
Depreciation expense	1,081	99	1,888	6	78	3,152
Disposals	—	—	(1)	—	(1)	(2)
Balance at June 30, 2022	2,453	413	2,759	47	222	5,894

Net book value as at:
Balance at July 1, 2020	993	189	799	8	213	2,202
Balance at June 30, 2021	1,957	103	5,383	6	204	7,653
Balance at June 30, 2022	2,284	45	7,691	—	254	10,274

For the year ended June 30, 2022, depreciation expense of $1,289 (June 30, 2021 - $687) was recorded in general and administration expense in the consolidated statements of income (loss) and comprehensive income (loss). Depreciation expense in the amount of $1,864 was included in cost of sales for the year ended June 30, 2022 (June 30, 2021 - $197).

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

8.Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

Right-of-use assets
$
Present value of leases
Opening IFRS 16 value as at July 1, 2020	14,354
Additions	1,904
Addition through business combination (Note 20)	2,584
Terminations	(887)
Balance at June 30, 2021	17,955
Additions	5,536
Addition through business combination (Note 20)	3,277
Terminations	(1,536)
Adjustments due to lease modification	(2,002)
Balance at June 30, 2022	23,230
Accumulated depreciation and repayments
Opening IFRS 16 value as at July 1, 2020	2,482
Depreciation expense	2,513
Terminations	(570)
Balance at June 30, 2021	4,425
Depreciation expense	3,308
Terminations	(1,477)
Balance at June 30, 2022	6,256
Net book value as at:
July 1, 2020	11,872
June 30, 2021	13,530
June 30, 2022	16,974

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

8.Leases: Right-of-use assets and lease obligations (continued)

Lease Obligations
$
Present value of leases
Opening IFRS 16 value as at July 1, 2020	12,198
Additions	1,905
Addition through business combination (Note 20)	2,663
Repayments	(2,605)
Accretion expense	374
Terminations	(292)
Balance at June 30, 2021	14,243
Additions	5,535
Addition through business combination (Note 20)	3,277
Adjustments due to lease modification	(2,107)
Repayments	(3,407)
Accretion expense	442
Effects of movements on exchange rates	6
Balance at June 30, 2022	17,989
Lease Obligations - Current	3,592
Lease Obligations - Non-current	14,397
17,989

(1)	Includes the impact of recognition exemptions including those for short-term and low-dollar value leases; includes the impact of judgment applied with regard to renewal options in the lease terms in which the Company is a lessee.

(2)	Right-of-use assets opening balance includes the impact of estimated restoration costs.

(3)	Addition through business combination represents the right-of-use asset and leased obligation of the leased office buildings of NetFortris Corporation which was acquired on March 28, 2022 and Star2Star Communications LLC which was acquired on March 31, 2021.

Amounts recognized in consolidated statements of income (loss) and comprehensive income (loss)	2022	2021
	$	$
Depreciation charge on right-of-use assets	3,308	2,513
Interest expense on lease obligations	442	374
Income from sub-leasing right-of-use assets	(80)	(85)
Expenses relating to leases of low-value assets	181	235

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

9.Intangible assets

				Other
	Purchased	Customer		purchased
	technology	relationships	Brand	intangibles*	Total
	$	$	$	$	$
Cost
Balance at July 1, 2020	8,523	29,856	6,787	2,748	47,914
Business combinations (Note 20)	86,800	82,400	—	—	169,200
Balance at June 30, 2021	95,323	112,256	6,787	2,748	217,114
Business combinations (Note 20)	14,800	14,200	—	—	29,000
Balance at June 30, 2022	110,123	126,456	6,787	2,748	246,114
Accumulated amortization
Balance at July 1, 2020	3,034	5,437	1,449	1,153	11,073
Amortization expense	4,775	5,899	686	703	12,063
Balance at June 30, 2021	7,809	11,336	2,135	1,856	23,136
Amortization expense	16,097	14,128	685	699	31,609
Balance at June 30, 2022	23,906	25,464	2,820	2,555	54,745
Net book value as at:
Balance at July 1, 2020	5,489	24,419	5,338	1,595	36,841
Balance at June 30, 2021	87,514	100,920	4,652	892	193,978
Balance at June 30, 2022	86,217	100,992	3,967	193	191,369

Amortization expense is included in general and administration expense in the consolidated statements of income (loss) and comprehensive income (loss). For the year ended June 30, 2022, amortization expenses was $31,609 (June 30, 2021 - $12,063).

10.Development costs

Cost	$
Balance at July 1, 2020	17,285
Additions	1,551
Investment tax credits	(448)
Cost fully amortized	(15,028)
Balance at June 30, 2021	3,360
Additions	3,237
Investment tax credits	(628)
Balance at June 30, 2022	5,969

Accumulated amortization
Balance at July 1, 2020	(15,485)
Amortization	(1,370)
Cost fully amortized	15,028
Balance at June 30, 2021	(1,827)
Amortization	(1,281)
Balance at June 30, 2022	(3,108)

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

10.Development costs (continued)

	June 30, 2022	June 30, 2021	July 1, 2020
	$	$	$
Net capitalized development costs	2,861	1,533	1,800

Each period, additions to development costs are recognized net of investment tax credits accrued. In addition to the above amortization, the Company has recognized $32,877 of engineering expenditures as an expense during the year ended June 30, 2022 (June 30, 2021 - $20,068).

11.Income tax

The Company income tax expense is determined as follows:

	2022	2021
Statutory income tax rate	26.15%	26.37%
	$	$
Net income (loss) before income taxes	(104,390)	4,384
Expected income tax expense	(27,297)	1,156
Difference in foreign tax rates	(75)	(106)
Tax rate changes and other adjustments	1,437	(17)
Share based compensation	2,596	961
Other non deductible expenses	(42)	167
True-up of prior years	1,194	38
Scientific Research and Experimental Development (SR&ED)	87	(155)
Business acquisition costs	470	877
Sec 481(a) adjustment	136	129
Gain on consideration payable	(591)	(1,037)
Stock options deduction revaluation adjustment	4,239	2,287
Goodwill impairment	23,756	—
Earn-out amortization	209	—
Currency translation adjustment and other adjustments	—	(165)
Changes in tax benefits not recognized	271	(33)
Income tax expense	6,390	4,102

The Company’s income tax expense is allocated as follows:	$	$
Current tax expense	3,980	1,935
Deferred income tax expense	2,410	2,167
Income tax expense	6,390	4,102

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

11.Income tax (continued)

The following table summarizes the components of deferred tax assets (liabilities):

	June 30,	June 30,	July 1,
	2022	2021	2020
	$	$	$
Deferred income tax assets and liabilities
Non-deductible reserves - Canadian	125	317	78
Non-deductible reserves - USA	5,319	4,712	1,885
SR&ED investment tax credits, net of 12(1)(x)	2,001	1,457	1,459
Property and equipment - Canadian	(83)	(212)	(228)
Property and equipment - USA	(2,349)	(1,493)	(499)
Deferred development costs	(548)	(608)	(735)
Intangible assets including goodwill - Canadian	(89)	(82)	(66)
Intangible assets including goodwill - USA	(42,242)	(41,967)	(2,798)
Non-capital losses carried forward - USA	15,140	5,159	4,074
Non-capital losses carried forward - Canadian	480	—	94
Capital losses carried forward and other - Canadian	3	3	272
Right of use assets net of obligations - Canadian	27	30	6
Right of use assets net of obligations - USA	239	148	76
Share issuance costs - Canadian	834	1,146	262
Acquisition costs and other - USA	404	421	—
Stock options - USA	4,096	8,260	—
163J interest	3,593	—	—
Interest rate swap	(507)	—	—
Capital development cost-USA	(338)	—	—
Net deferred income tax assets (liabilities)	(13,895)	(22,709)	3,880

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. The following table shows the movement in net deferred tax assets (liabilities):

	June 30,	June 30,
	2022	2021
	$	$
Balance at the beginning of the year	(22,709)	3,880
Recognized in profit/loss	(2,410)	(2,167)
Recognized in goodwill	11,091	(25,462)
Recognized in equity	—	1,160
Recognized in deferred development costs	628	(124)
Recognized in OCI	(507)	—
Other foreign exchange movement	12	4
Balance at the end of the year	(13,895)	(22,709)

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

11.Income tax (continued)

Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	June 30,	June 30,	July 1,
	2022	2021	2020
	$	$	$
Capital losses carried forward and other - Canadian	41	41	—
Capital losses carried forward - USA	12,885	12,885	—

The net capital loss carry forward may be carried forward indefinitely but can only be used to reduce capital gains. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company has deducted available SR&ED for federal and provincial purposes and unutilized SR&ED tax credits. These consolidated financial statements take into account an income tax benefit resulting from tax credits available to the Company to reduce its net income for federal and provincial income tax purposes in future years as follows:

	Federal tax credits	Ontario tax credits
Year of expiration	carry forward	carry forward
	$	$
2034	212	—
2035	233	—
2036	270	—
2037	242	—
2038	184	—
2039	263	—
2040	244	35
2041	426	168
2042	355	61
	2,429	264

The income tax benefit of eligible SR&ED costs incurred in prior years but not utilized have been taken into account in these consolidated financial statements.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

12.	Goodwill

The carrying amount and movements of goodwill was as follows:

$
Balance at July 1, 2020	32,296
Addition through business combinations (Note 20)	235,102
Balance at June 30, 2021	267,398

Addition through business combinations (Note 20)	34,296
Goodwill Impairment	(91,685)
Balance at June 30, 2022	210,009

The addition to goodwill for the year ended June 30, 2022 was from the acquisition of NetFortris Corporation on March 28, 2022 (Note 20(c)) and M2 Telecom LLC on July 16, 2021 (Note 20(b)). For the year ended June 30, 2021, the addition to goodwill was from the acquisition of StarBlue Inc. on March 31, 2021 (Note 20(a)).

The Company performed an annual impairment test for its single CGU as at June 30, 2022. The recoverable amount of the Company’s only CGU (“Sangoma”) was determined based on a fair value less costs to sell valuation model which used cash flow projections based on financial forecasts from management covering a four-year period and an after-tax discount rate of 14.3% (pre-tax – 16.1%) per annum. The terminal value beyond the four-year period was determined using an enterprise value to revenue exit multiple based on peer group valuations. The cash flow projections used in estimating the recoverable amount were generally consistent with results achieved historically adjusted for anticipated growth. The Company concluded that the carrying value of its Sangoma CGU was higher than the recoverable amount and a non-cash goodwill impairment charge totaling $91,685 was recognized in the year ended June 30, 2022 (year ended June 30, 2021 - $nil). As at June 30, 2022, the carrying value of the Sangoma CGU was $508,710 and the recoverable amount was $417,025 giving rise to an impairment of $91,685.

The Company performed sensitivities of key assumptions used in the impairment test and determined that if all other assumptions were held constant:

●	A 0.5% increase or decrease in the after-tax discount rate would change the estimated fair value by $6,000.
●	A 10% increase or decrease in the enterprise value to the revenue exit multiple used in determining the terminal value would change the estimated fair value by $31,000.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

13.Provisions

		Sales returns	Stock
	Warranty	& allowances	rotation
	provision	provision	provision	Total
	$	$	$	$

Balance at July 1, 2020	157	69	260	486
Additional provision recognized	84	106	(234)	(44)
Balance at June 30, 2021	241	175	26	442
Additional provision recognized (reversed)	(168)	(48)	(26)	(242)
Balance at June 30, 2022	73	127	—	200

The provision for warranty obligations represents the Company’s best estimate of repair and/or replacement costs to correct product failures. The sales returns and allowances provision represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period. The stock rotation provision represents the Company’s best estimate of the value of the products sold in the current financial period that may be exchanged for alternative products in a future period. The Company accrues for product warranties, stock rotation, and sales returns and allowances at the time the product is delivered.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

14.Consideration payable

As described in Note 20(a), consideration in the amount of $13,269 was payable as part of the acquisition of Star2Star on March 31, 2021. The fair value of consideration payable as of June 30, 2022 in the amount of $6,017 (June 30, 2021 – $9,102 and July 1, 2020 – $nil) was determined using an effective tax rate of 26.22% (June 30, 2021 – 24.56% and July 1, 2020 – nil) and a discount rate of 4.9% (June 30, 2021 – 4.9% and July 1, 2020 – nil). The fair value of the consideration payable is dependent upon the Company’s share price, foreign exchange rates and Company’s ability to utilize the underlying tax losses as they become available in each reporting period. During the year ended June 30, 2022, the Company made payments of $1,421 (June 30, 2021 and July 1, 2020 – $nil, respectively), recognized accretion expense of $684 (June 30, 2021 and July 1, 2020 - $nil, respectively), and recognized a gain on change in fair value of $2,349 (June 30, 2021 - $4,167 and July 1, 2020 - $nil).

As described in Note 20(c), additional consideration in the amount of $6,543 was payable as part of the acquisition of NetFortris Corporation. The fair value of consideration payable as of June 30, 2022 in the amount of $6,751 (June 30, 2021 and July 1, 2020 - $nil, respectively) was determined using a discount rate of 13.0% (June 30, 2021 and July 1, 2020 - nil, respectively). The fair value of the consideration payable is dependent upon the Company’s ability to meet certain operating targets as specified in the acquisition agreement. During the year ended June 30, 2022, the Company made payments of $nil (June 30, 2021 and July 1, 2020 - $nil, respectively), recognized accretion expense of $114 (June 30, 2021 and July 1, 2020 - $nil, respectively), and recognized a loss on change in fair value of $95 (June 30, 2021 and July 1, 2020 - $nil, respectively).

The balance of consideration payable as at June 30, 2022 is summarized below:

$
Opening balance, July 1, 2020	—
Additions through business combination (Note 20)	13,269
Gain on change in fair value	(4,167)
Ending balance, June 30, 2021	9,102
Additions through business combination (Note 20)	6,543
Payments	(1,421)
Accretion value of earn out (Note 4)	798
Gain on change in fair value	(2,254)
Ending balance, June 30, 2022	12,768

Consideration payable - Current	8,986
Consideration payable - Non-current	3,782
12,768

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

15.Operating facility and loan and derivative assets and liabilities

(a)Operating facility and loan

(i)	The Company entered into a new loan facility with two banks and drew down the first tranche of $34,800 (CAD$45,699) on October 18, 2019. This new loan facility was used to pay down and close all existing loans and to fund part of the purchase of VoIP Innovations LLC. This term facility is repayable over six years on a straight-line basis.

The interest rates charged are based on Prime rate, US Base rate, London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin. Under the terms of these term facilities, the Company may convert the loans from variable to a fixed loan. The Company is required to lock in the interest rate on one half of the term loan within three months of each draw down. On January 21, 2020, the Company converted its US Base Rate loan to a one-month LIBOR loan plus the credit spread based on the syndicated loan agreement entered on October 18, 2019. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering a 5-year interest rate credit swap with the two banks for $8,700 each. On March 28, 2022 the credit agreement was amended and the LIBOR rate was replaced with the Secured Overnight Financing Rate (SOFR). The repayment schedule for the loan has not been impacted by these changes. The swaps together with protection against the 0% LIBOR floor have effectively converted one half of the variable LIBOR rate to a fixed loan of approximately 4.2% for five years of the six-year remaining balance on the loan. The repayment schedule for the loan has not been impacted by either of these changes. The balance outstanding against this term loan facility as of June 30, 2022 is $18,850(June 30, 2021 – $24,650 and July 1, 2020 – $30,450). As at June 30, 2022, term loan facility balance of $5,800 (June 30, 2021 and July 1, 2020 – $5,800, respectively) is classified as current and $13,050 (June 30, 2021 - $18,850 and July 1, 2020 – $24,650) as long-term in the consolidated statements of financial position.

(ii)	The Company also had revolving credit facilities which included a committed revolving credit facility for up to CAD $8,000 and a committed swingline credit facility for up to CAD $2,000 both of which may be used for general business purposes. On April 3, 2020, the Company drew down $1,300 (CAD $1,838) on the swingline credit facility available under the Credit Agreement. On April 17, 2020, the Company drew down $5,300 (CAD $7,440) from the revolving credit facility. During August 2020, the Company paid back in full the outstanding amounts on the swingline credit facility and the revolving credit facility. Both facilities remain fully available to the Company.
(iii)	On March 31, 2021, the Company amended its term loan facility with its lenders and drew down an additional $52,500 to fund part of the acquisition of StarBlue Inc. At the time of the draw down of the additional amounts, the following amendments were made to the agreement:
●	The provision for additional funding related to VoIP Innovations under the original agreement was no longer necessary and has been cancelled.
●	The swingline facility was converted from CAD $2,000 to USD $1,500
●	The revolver facility was converted from CAD $8,000 to USD $6,000
●	The debt to equity ratio calculation now allows the Company to offset up to $10,000 of unrestrained funds against the outstanding amount of the debt.

The interest rates charged continue to be based on Prime rate, US Base rate, London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin until March 28, 2022 when the LIBOR rate was replaced with the Secured Overnight Financing Rate (SOFR). The incremental draw is repayable, on a straight-line basis, through quarterly payments of $2,188 and is due to mature on October 18, 2024. As at June 30, 2022, $8,750 (June 30,2021 - $8,750 and July 1, 2020 – $nil) of the incremental facility is classified as current and $32,812 (June 30, 2021 - $41,563 and July 1, 2020 – $nil) is classified as long-term in the consolidated statements of financial position.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

15.Operating facility and loan and derivative assets and liabilities (continued)

(a)Operating facility and loan (continued)

(iv)	On March 28, 2022, the Company amended its term loan facility with its lenders and drew down an additional $45,000 to fund part of the acquisition of NetFortris Corporation. At the time of the draw down of the additional amounts, the following amendments were made to the agreement:

The interest rates charged is based on Prime Rate Loans, US Base Rate Loans, US Prime Rate Loans, Secured Overnight Financing Rate (SOFR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin. The incremental draw is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 28, 2027. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of $788 and $2,963 thereafter. As at June 30, 2022, $3,150 (June 30, 2021 and July 1, 2020 – $nil, respectively) of the incremental facility is classified as current and $41,063 (June 30, 2021 and July 1, 2020 – $nil, respectively) is classified as long-term in the consolidated statements of financial position.

For the year ended June 30, 2022, the Company incurred interest costs to service the borrowing facilities in the amount of $2,635 (June 30, 2021 - $1,572). During the year ended June 30, 2022, the Company borrowed $45,000 (June 30, 2021 - $52,500) in operating facility and loans and repaid $15,338 (June 30, 2021 - $14,588).

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at June 30, 2022, June 30, 2021, and July 1, 2020 the Company was in compliance with all covenants related to its credit agreements.

(b) Derivative assets and liabilities

The Company uses derivative financial instruments to hedge its exposure to interest rate risks. All derivative financial instruments are recognized as either assets or liabilities at fair value on the consolidated statements of financial position. Upon entering into a hedging arrangement with an intent to apply hedge accounting, the Company formally documents the hedge relationship and designates the instrument for financial reporting purposes as a fair value hedge, a cash flow hedge, or a net investment hedge. When the Company determines that a derivative financial instrument qualifies as a cash flow hedge and is effective, the changes in fair value of the instrument are recorded in accumulated other comprehensive income (loss), net of tax in the consolidated statements of financial position and will be reclassified to earnings when the hedged item affects earnings.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

15.Operating facility and loan and derivative assets and liabilities (continued)

(b) Derivative assets and liabilities (continued)

On January 21, 2020, the Company converted its US Base Rate loan to a one-month LIBOR loan plus the credit spread based on the syndicated loan agreement entered into on October 18, 2019. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering into a 5-year interest rate credit swap with the two banks for $8,700 each to manage its exposure to changes in LIBOR-based interest rates. The interest rate swap hedges the variable cash flows associated with the borrowings under the loan facility, effectively providing a fixed rate of interest for five years of the six-year loan term.

The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of June 30, 2022, the notional amount of the interest rate swap was $51,397 (June 30, 2021 – $12,861 and July 1, 2020 – $15,887). The interest rate swap has a weighted average fixed rate of 1.80% (June 30, 2021 – 1.65% and July 1, 2020 – 1.65%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

As at June 30, 2022, the fair value of the interest rate swap assets net were valued at $1,348 (June 31, 2021 and July 1, 2020 liabilities were valued at $333 and $585, respectively) and were recorded as derivative assets (liabilities) in the consolidated statements of financial position.

For the year ended June 30, 2022, the change in fair value of the interest rate swaps, net of tax, was a gain of $1,172 (June 30, 2021 – $252) was recorded in other comprehensive income (loss) in the consolidated statements of income (loss) and comprehensive income (loss). The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

16.Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at June 30, 2022, June 30, 2021 and July 1, 2020 are below:

$
Opening balance, July 1, 2020	10,820
Revenue deferred during the year	19,776
Deferred revenue recognized as revenue during the year	(20,374)
Additions through business combination (Note 20)	5,532
Ending balance, June 30, 2021	15,754
Revenue deferred during the year	40,272
Deferred revenue recognized as revenue during the year	(42,625)
Additions through business combination (Note 20)	1,666
Ending balance, June 30, 2022	15,067

Contract liabilities - Current	11,580
Contract liabilities - Non-current	3,487
15,067

17.Shareholders’ equity

(i)	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at June 30, 2022 and 2021, the Company’s issued and outstanding common shares consist of the following:

	June 30, 2022	June 30, 2021
	#	#
Shares issued and outstanding:
Outstanding, beginning of the year	19,021,642	10,869,676
Shares issued for business combinations (Note 20)	1,494,536	3,018,685
Shares issued for acquisition costs (Note 20)	—	18,456
Shares issued as instalment for shares to be issued (Note 20)	857,142	—
Shares issued through short form prospectus	—	5,000,857
Shares issued upon exercise of options	66,340	113,968
Rounding of fractional shares in 2021 after share consolidation	(28)	—
Outstanding, end of the year	21,439,632	19,021,642

On March 28, 2022, the Company acquired NetFortris Corporation and issued 1,494,536 common shares valued in the amount of $16,801 as part of the consideration (Note 20).

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

17.Shareholders’ equity (continued)

(i)	Share capital (continued)

On March 31, 2021, the Company acquired StarBlue Inc. and issued 3,018,685 common shares valued in the amount of $66,873 as part of the consideration, and 18,456 common shares valued in the amount of $330 as part of the acquisition costs (Note 20). Under the terms of the agreement, a further 12,695,600 common shares valued in the amount of $192,102 are to be issued in instalments commencing on April 1, 2022. On April 5, 2022, 857,142 common shares were issued to StarBlue sellers in accordance with the instalment schedule defined in the share purchase agreement. Following this issuance 11,838,458 common shares remain to be issued and the remaining $179,132 discounted value of the common shares is recorded as shares to be issued in the consolidated statements of changes in shareholders’ equity.

On July 30, 2020, the Company closed its short-form prospectus offering with 5,000,857 common shares being issued at a price of CAD$16.10 per common share including 652,285 common shares issued upon the exercise in full of the over-allotment option grant to the Underwriter for aggregate gross proceeds of CAD $80,514 and net proceeds of CAD $75,283 ($56,295).

During the year ended June 30, 2022, a total of 66,340 (June 30, 2021 – 113,968) options were exercised for cash consideration of $532 (June 30, 2021 - $228), and the Company recorded a charge of $267 (June 30, 2021 – $153) from contributed surplus to share capital.

(ii)	Stock options

During the year ended June 30, 2020, the shareholders of the Company amended the stock option plan (the “plan”) for officers, employees and consultants of the Company. The number of common shares that may be set aside for issuance under the plan (and under all other management stock option and employee stock option plans) is limited to 10% of the outstanding common shares of the corporation provided that the Company complies with the provisions of policies, rules and regulations of applicable securities legislation. The maximum number of common shares that may be reserved for issuance to any one person under the plan is 5% of the common shares outstanding at the time of grant (calculated on a non-diluted basis) less the number of common shares reserved for issuance to such person under any stock option to purchase common shares granted as a compensation or incentive mechanism. Any common shares subject to a stock option, which for any reason are terminated, cancelled, exercised, expired, or surrendered will be available for a subsequent grant under the plan, subject to regulatory requirements.

The stock option price of any common shares cannot be less than the closing price or the minimum price as determined by applicable regulatory authorities of the relevant class or series of shares, on the day immediately preceding the day on which the stock option is granted.

Stock options granted under the plan may be exercised during a period not exceeding five years from the date of grant, subject to earlier termination on the termination of the optionee’s employment, on the optionee’s ceasing to be an employee, officer or director of the Company or any of its subsidiaries, as applicable, or on the optionee’s retiring, becoming permanently disabled or dying, subject to certain grace periods to allow the optionee or his or her personal representative time to exercise such stock options. The stock options are non-transferable. The plan contains provisions for adjustment in the number of common shares issuable thereunder in the event of the subdivision, consolidation, reclassification or change of the common shares, a merger, or other relevant changes in the Company’s capitalization. The board of directors may, from time to time, amend or revise the terms of the plan or may terminate the plan at any time.

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

17.Shareholders’ equity (continued)

(ii)Stock options (continued)

The following table shows the movement in the stock option plan:

	Number	Weighted
Measurement date	of options	average price
	#	$
Balance, July 1, 2020	642,600	7.96
Granted	1,102,571	24.12
Exercised	(113,968)	(1.91)
Expired	(3,429)	(8.19)
Forfeited	(40,464)	(10.86)
Balance, June 30,2021	1,587,310	19.55

Granted	590,211	13.92
Exercised	(66,340)	(8.07)
Forfeited	(290,644)	(17.80)
Cancelled	(612,497)	(27.10)
Rounding of fractional shares	(132)	—
Balance, June 30, 2022	1,207,908	14.02

The Company uses the fair value method to account for all share-based awards granted to employees, officers, and directors. The estimated fair value of most stock options granted is determined using the Black-Scholes option pricing model and is recorded as a charge to the consolidated statement of income (loss) and comprehensive income (loss) over the vesting period of the stock options, with a corresponding increase to contributed surplus. Stock options are granted at a price equal to or above the fair value of the common shares on the day immediately preceding the date of the grant. The consideration received on the exercise of stock options is added to stated capital at the time of exercise.

The Company authorized and granted 62,857 options to an officer on September 30, 2021 in accordance with the Company’s stock option plan. The options contain an exercise price equal to the closing market price of the Company’s common shares on September 30, 2021. The options vest as follows:

a)	20,952 of these options shall vest if the Company’s share price is at or above CAD $33.25 (CAD equivalent of the 30-day VWAP) on or before June 30, 2023 tested at each month end.
b)	20,952 of these options shall vest if the Company’s share price is at or above CAD $39.90 (CAD equivalent of the 30-day VWAP) on or before June 30, 2024 tested at each month end.
c)	20,953 of these options shall vest if the Company’s share price is at or above CAD $47.88 (CAD equivalent of the 30-day VWAP) on or before June 30, 2025 tested at each month end.
d)	If for any of the tranches above, the vesting target share price is not met, one half of that tranche can be recovered if the subsequent vesting target share price is met (limited to a single tranche look back).

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

17.Shareholders’ equity (continued)

(ii)Stock options (continued)

The options granted had a service condition as well as a market performance condition linked to share price. The fair value of the options was determined using Monte Carlo simulation. The fair value for each tranche was in the range of CAD $7.46 – CAD $8.87 per option with vesting dates between April 30, 2022 and February 28, 2023.

On September 30, 2021, the Company granted 222,854 stock options to employees, officers, and directors at a strike price of $18.62 vesting over a period of four years. On March 30, 2022 the Company granted 55,000 options to employees and officers with a strike price of $14.23 vesting over a period of four years. On June 30, 2022 the Company granted 249,500 options to employees and officers with a strike price of $8.47.

On February 9, 2021, the Company granted 814,286 stock options to employees, officers, and directors at a strike price of $26.97 vesting over a period of four years. On June 30,2021, the Company granted 288,285 stock options to employees, officers, and directors at a strike price of $17.34.

	2022		2021

Share price	$8.47 - $18.62		$17.34 - $26.97
Exercise price	$8.47 - $18.62		$17.34 - $26.97
Expected volatility	57.63% - 60.16%		62.27% - 65.55%
Expected option life	4.5 - 5	years	5	years
Risk-free interest rate	0.78% - 2.58%		0.33% - 0.71%

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

17.Shareholders’ equity (continued)

(ii)Stock options (continued)

The following table summarizes information about the stock options outstanding and exercisable at the end of each year:

	June 30, 2022		June 30, 2021
	Number of	Weighted	Number of	Weighted
	stock options	average	stock options	average
	outstanding and	remaining	outstanding	remaining
Exercise price	exercisable	contractual life	and exercisable	contractual life
$3.01 - $5.00	23,299	0.50	23,586	1.50
$5.01 - $10.00	51,881	1.49	68,535	2.54
$10.01 - $15.00	104,313	2.93	75,750	3.92
$15.01 - $18.00	45,808	4.00	—	—
$18.01 - $27.00	35,951	3.61	—	—
	261,252	2.71	167,871	3.02

For the year ended June 30, 2022, the Company recognized share-based compensation expense in the amount of $9,929 (June 30, 2021 - $3,758).

(iii)	Earnings (loss) per share

Both the basic and diluted earnings (loss) per share have been calculated using the net income (loss) attributable to the shareholders of the Company as the numerator.

	2022	2021
Number of shares:
Weighted average number of shares outstanding	19,636,797	16,248,616
Shares to be issued	11,838,458	12,695,600
Weighted average number of shares used in basic earnings per share	31,475,255	28,944,216
Shares deemed to be issued in respect of options and warrants	—	238,217
Weighted average number of shares used in diluted earnings per share	31,475,255	29,182,433
Net income (loss) for the year	(110,780)	282
Earnings (loss) per share:
Basic earnings (loss) per share	$(3.520)	$0.010
Diluted earings (loss) per share	$(3.520)	$0.010

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

18.Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions and had no outstanding balance with related parties for the years ended June 30, 2022 and 2021.

Compensation of key management personnel

Key management personnel are those individuals having authority and responsibility for planning, directing and controlling the activities of the Company, including members of the Company’s Board of Directors. The Company considers key management to be the members of the Board of Directors and five officers.

The remuneration of directors and other members of key management personnel during the fiscal years ended June 30, 2022 and 2021 were as follows:

	2022	2021
	$	$
Short-term benefits	3,271	1,912
Long-term benefits	54	16
Shared-based payment transactions	8,335	2,070
Total compensation	11,660	3,998

19.Segment disclosures

The Company operates in one operating segment; development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized years ended June 30, 2022 and 2021 as follows:

	2022	2021
	$	$

Products	65,742	50,082
Services	158,610	81,301
Total revenues	224,352	131,383

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

19.Segment disclosures (continued)

The sales, in US dollars, in each of these geographic locations for the years ended June 30, 2022 and 2021 as follows:

	2022	2021
	$	$

USA	202,886	109,700
Canada	5,334	3,844
All other countries	16,132	17,839
Total revenues	224,352	131,383

The non-current assets, in US dollars, in each of the geographic locations as at June 30, 2022, June 30, 2021 and July 1, 2020 are below:

	June 30,	June 30,	July 1,
	2022	2021	2020
	$	$	$

Canada	7,000	6,715	5,515
USA	430,525	480,283	83,696
Total non-current assets	437,525	486,998	89,211

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

20.Business combinations

a)	On March 31, 2021, the Company acquired all of the shares of StarBlue Inc. (dba Star2Star Communications, herein “Star2Star”). The Company paid an aggregate purchase price of $381,636, which comprised of $109,392 cash consideration (adjusted from $105,000 as a result of initial closing adjustments), 15,714,285 common shares at a discounted value of $258,975, and an additional consideration payable for future tax benefit in the amount of $13,269. The Company issued 3,018,685 common shares (3,142,857 common shares less 124,172 shares representing a holdback for indemnification purposes) on closing of the acquisition, with the remaining 12,571,428 common shares to be issued and distributed in fourteen quarterly installments commencing on April 1, 2022. The fair value of the share consideration is determined using a put option pricing model with a share price of $22.99 ($28.91 CAD), volatility of 56.58%, risk free rate of 0.221% - 0.855%, time to maturity of 0.003 – 4.25 years. The fair value of $13,269 of consideration payable is related to estimated tax losses to be utilized in future years, and is determined using an effective tax rate of 24.56% and a discount rate of 4.9%. The Company acquired Star2Star to expand and broaden the suite of service offerings, add key customers and realize synergies by removing redundancies.

The following table summarizes the fair value of consideration paid on the acquisition date and the allocation of the purchase price to the assets and liabilities acquired.

Consideration	$
Cash consideration on closing	101,111
Net working capital adjustment	447
Cash paid relating to debt	2,581
Cash held in escrow for working capital	1,000
Cash held in escrow for PPP loan forgiveness	4,253
Additional consideration for tax	13,269
Common shares issued on closing	66,873
Common shares reserved in escrow for indemnification	2,129
Common shares reserved for future issuance	189,973
381,636

Purchase price allocation	$
Cash	3,830
Trade receivables	5,562
Inventories	1,448
Property and equipment	5,335
Right-of-use assets	2,584
Other current assets	1,496
Accounts payable and accrued liabilities	(8,325)
Contract liabilities	(5,532)
Other non-current liabilities	(925)
Lease obligations on right-of-use assets	(2,663)
Intangible assets	169,200
Deferred income tax liability	(25,476)
Goodwill	235,102
381,636

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

20.	Business combinations (continued)

The Company incurred estimated transaction costs in the amount of $3,888 which were expensed and included in the consolidated statements of income (loss) and comprehensive income (loss) for the year ended June 30, 2021. These costs were including 18,456 common shares valued at $330, which were issued at closing to an advisor. The acquisition has been accounted for using the acquisition method under IFRS 3, Business Combinations.

b)	On July 16, 2021, the Company purchased certain assets of M2 Telecom LLC. M2 was a channel partner for the Company’s wholesale Trunking as a Service “TaaS” business and the Company has taken over the sales team. The Company paid an aggregate purchase price of $2.0 million which was allocated as goodwill (Note 12).
c)	On March 28, 2022, the Company acquired NetFortris Corporation. The Company paid an aggregate purchase price of $64,820 net of a net working capital adjustment of ($8,942), and comprised of $50,418 cash consideration, 1,494,536 common shares at a fair value of $16,801. The Company issued 1,494,536 common shares including 327,241 shares representing a holdback for indemnification purposes on closing of the acquisition. The Company estimates that a further payment of $6,543 will be paid as part of an earn out that is up to $12,000 if certain operating targets are met. The Company incurred estimated transaction costs in the amount of $2,939 which were expensed and included in the consolidated statements of income (loss) and comprehensive income (loss) for the three month period ended March 31, 2022. The acquisition has been accounted for using the acquisition method under IFRS 3, Business Combinations.

The following table summarizes the fair value of consideration paid on the acquisition date and the preliminary allocation of the purchase price to the assets and liabilities acquired.

Consideration	$
Cash consideration on closing	43,868
Net working capital adjustment	(8,942)
Cash held in escrow for working capital	350
Cash held in escrow for telecom taxes	3,400
Cash held in escrow for indemnification	2,800
Additional consideration for earn out	6,543
Common shares issued on closing	13,122
Common shares reserved in escrow for indemnification	3,679
64,820

Sangoma Technologies Corporation

Notes to the consolidated financial statements

For the years ended June 30, 2022 and 2021

(in thousands of US dollars, except per share data)

20.Business combinations (contniued)

Purchase price allocation	$
Cash	1,706
Trade receivables	1,822
Inventories	416
Property and equipment	4,172
Right-of-use assets	3,277
Other current assets	796
Other non-current assets	370
Deferred income tax asset	11,091
Accounts payable and accrued liabilities	(9,442)
Sales tax payable	(5,506)
Contract liabilities	(1,666)
Lease obligations on right-of-use assets	(3,277)
Other non-current liabilities	(235)
Intangible assets	29,000
Goodwill	32,296
64,820

21.Government assistance

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. Government Canada and the Bank of Canada have responded with significant monetary and fiscal interventions designed to stabilize economic conditions as temporary measures and one of them is the Canada Emergency Wage Subsidy (CEWS). The CEWS program offers assistance in the form of wage subsidy for qualifying businesses faced with specified levels of revenue decline, and the subsidy is targeted to either retain workforce on payroll or to re-hire furloughed employees.

The Company received $nil under the CEWS for the fiscal year ended June 30, 2022 (June 30, 2021- $107) which was recorded as an offset against salaries and wages in operating expenses in the consolidated statements of income (loss) and comprehensive income (loss).

22.Subsequent events

On August 3, 2022, a total of 857,144 shares were issued to StarBlue seller in accordance with the share purchase agreement. Following this issuance 10,981,314 shares remain to be issued over the next four years.

Under the terms of the Normal Course Issuer Bid (“NCIB”), the Company purchased and cancelled 16,200 common shares at an average price of $7.85 per share for total consideration of $127. In addition, the Company’s agent purchased 14,700 common shares at an average price of $6.81 for total consideration of $100. As at September 26, 2022, these common shares have not been settled and cancelled.

23.Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issuance by the Board of Directors on September 26, 2022.